QUARTERLY UPDATE AUGUST 2015



MOVING FORWARD

SANTA FE REPORTER
BEST of SANTA FE 2015
SANTA FE'S VOICE. THE LOCAL'S CHOICE.
1ST PLACE WINNER!

LANB was voted best financial institution for the 10th consecutive year.



LANB's Mesa Exhibit at the Pajarito Environmental Education Center supports environmental education in Northern New Mexico.


NAIOP
COMMERCIAL REAL ESTATE DEVELOPMENT ASSOCIATION
NEW MEXICO CHAPTER

Brian McKelvey, VP Commercial Loans, speaks at the LANB Sponsored National Association of Industrial and Office Properties luncheon in Albuquerque.

Dear Fellow Shareholders,

This is my second quarterly update since our January 22, 2015 Shareholders Meeting. We continue to make progress to resolve issues identified in prior years. As we put these challenges behind us, we are taking a proactive stance in both word and action.

Recent media coverage highlighted litigation involving Trinity Capital Corporation ("TCC") and Los Alamos National Bank ("LANB"). As we resolve the issues related to governmental investigations and enforcement actions, we are seeking determinations from the court as to the respective monetary obligations of the parties involved in the litigation. We anticipate, over the coming months, to resolve other issues related to the investigations that have been underway for the past several years. We believe these resolutions will allow us to move forward.

Management focused on three areas of particular concern throughout this year. These areas include financial reporting, internal audit and compliance. Management is making significant changes in each of these areas designed to ensure the necessary structure, skills and emphasis in these key functions. As part of a reorganization of the Accounting and Finance department, seasoned individuals have been added in the roles of Senior Financial Officer, Controller and Treasurer. Our Accounting and Finance team are committed to bring our financial statements current and to ensure that we deliver timely and accurate financial reports in the future.

To address our loan growth, we have hired Stan Sluder as our Chief Lending Officer. Stan is a life-long resident of New Mexico and most recently was the President of Peoples Bank. Stan brings over 20 years of financial industry experience to LANB and he has a proven track record of effective leadership, a deep understanding of the banking industry's regulatory environment and keen business acumen. Stan's experience in commercial and residential lending will benefit LANB and help solidify our standing as one of New Mexico's premier community banks.

LANB's Wealth Strategies group, led by John Brunett, continues to seek ways to meet our customers' investment objectives. Our Wealth Strategies group is staffed by experienced investment advisors and trust officers who can provide a suite of financial guidance and products. We will soon serve the Albuquerque market with dedicated Wealth Strategies staff to increase our customer base and revenues.

The Board's most immediate concern is to provide a return to shareholders and the Board has instructed management to develop and implement strategies to satisfy the regulatory demands so as to permit the payment of dividends. We are on track and will return to the regular payment of dividends once this plan has been achieved.

Gregg Antonsen is the newest member to our Board. Antonsen is the Senior Vice President and Qualifying Broker at Sotheby's International Realty in Santa Fe. He brings more than 30 years of experience with real estate, marketing and management.

Since 2008 we have faced many challenges. We weathered the "Great Recession" in which hundreds of banks like us failed. From the time of the consent order we have upgraded our processes to reflect the requirements of larger banks and the increasingly rigorous regulatory demands. We have kept our best people and have hired many extremely qualified new people. Through all of this we have maintained our customer focus and our responsibility as a community bank. We are looking forward to our future as a strong community bank serving our customers and communities well. We appreciate and are gratified that LANB was named, by vote of our customers and for the tenth consecutive year, "Top Bank in Santa Fe" in the Santa Fe Reporter's reader poll.

We truly appreciate the support of our shareholders, customers, employees and the communities we serve. Thank you for your patience and support.

Sincerely,

John S. Gulas
President and CEO Trinity Capital Corporation